News Release TSX-V: PDO 11-06 March 16, 2011

PORTAL APPOINTS JOHN BYERS TO OIL & GAS ADVISORY BOARD

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that Mr. John Byers has joined the Company’s Oil and Gas Advisory Board.  Mr. Byers, B.Sc. (Eng), P. Geoph. holds a degree in Engineering Physics from Queen’s University in Kingston, Ontario, Canada and has 40 years of oil and gas industry experience as an exploration geophysicist.

During his career, Mr. Byers has worked with companies such as Chevron, Mesa Petroleum, Dome Petroleum and Provident Energy, to name a few.  John is proficient in the areas of management, data acquisition, processing and the interpretation of both 2D and 3D seismic.  He has been involved in targeting several hundred exploratory wells, primarily in the Western Canadian Sedimentary Basin with a strong track record of success.  He is a recognized expert in the interpretation and mapping of Mannville-age Channels in Alberta and Saskatchewan. Mr. Byers is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Society of Exploration Geophysicists.

“We are very pleased that Mr. Byers has joined Portal’s Oil and Gas Advisory Board. He brings wealth of experience in all aspects of geophysics and more specifically seismic data interpretation, a skill set that is critical to success in the oil and gas industry,” stated David Hottman, Chairman, CEO.

Portal Resources Ltd. has offices in Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources within the Western Canadian Sedimentary Basin.  For additional information please refer to the Company’s website at: www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net